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June 25, 2018

Via EDGAR and E-mail

Perry J. Hindin,

Special Counsel,

United States Securities and Exchange Commission,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	GGP Inc.
Schedule 13E-3 Amendment No. 1
Filed June 11, 2018 by GGP Inc. et. al
File No. 005-85755

GGP Inc. and Brookfield Property Partners L.P.
Registration Statement on Form S-4/F-4 Amendment No. 1
Filed June 11, 2018
File Nos. 333-224593/224594

Dear Mr. Hindin:

On behalf of GGP Inc. (“GGP”) and Brookfield Property Partners L.P. (“BPY”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 15, 2018, with respect to the above referenced Schedule 13E-3 Amendment No. 1, filed with the Commission on June 11, 2018 (“Schedule 13E-3 Amendment No. 1”), and the above referenced joint registration statement on a combined Form S-4/F-4 Amendment No. 1, filed with the Commission on June 11, 2018 (such joint registration statement, “Registration Statement Amendment No. 1”).

GGP and BPY are concurrently filing via EDGAR Amendment No. 2 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 2”) and Amendment No. 2 to the Registration Statement on a combined Form S-4/F-4 (“Registration Statement Amendment No. 2”), which reflect GGP’s and BPY’s responses to the comments received by the Staff and certain updated information.

Perry J. Hindin	- 2 -

For convenience, the text of the Staff’s comments is set forth in italics below, followed by a response to each comment. Terms used but not otherwise defined herein that are defined in Schedule 13E-3 Amendment No. 2 or Registration Statement Amendment No. 2, have the meanings ascribed to them in Schedule 13E-3 Amendment No. 2 or Registration Statement Amendment No. 2, as applicable. The responses and information described below are based upon information provided to us by GGP and BPY (collectively, the “Companies”).

Registration Statement on Form S-4

General

1.	We continue to evaluate your response to our prior comment 2 and we may have further comments.

Response to Comment No. 1:

The Companies note the Staff’s comment and advise the Staff that the disclosure in Registration Statement Amendment No. 1 has been revised in response to the Staff’s comment. Please refer to page 31 of Annex I of Registration Statement Amendment No. 2.

Notice of Special Meeting of Stockholders

2.	We note your response to prior comment 4 and note the registrants have unbundled original proposals 2 and 3 into 4 separate proposals. Please advise why the registrants believe that new proposals 2, 3, 4 and 5 are consistent with the requirements of Exchange Act Rule 14a-4(a)(3) and the guidance set forth in Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally) (updated 1/24/14) and Question 201.01 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (updated 10/27/15). For example, but without limitation, please advise why current proposal 2, relating to the items that follow, does not either contain separate material matters that substantively affect shareholder rights or, at a minimum, contain matters on which shareholders could reasonably be expected to wish to express a view separate from their views on the other charter amendments that are part of this proposal:

•	the authorization of the issuance and establishment of rights, powers and preferences of 3 classes of stock;

Perry J. Hindin	- 3 -

•	the removal of stockholders’ ability to prohibit the board from amending bylaws that were amended by the stockholders;

•	the permission for holders of two of the newly created classes of stock to take action by consent in lieu of a stockholder meeting;

•	exclusive forum;

•	the elimination of provisions that would prohibit GGP/BPR from issuing any class of non-voting equity securities under certain circumstances; and

•	amendments to the terms of GGP’s pre-existing series A preferred stock to preserve the conversion right of such stock under its current terms.

Please address these points with respect to the matters found in proposals 3, 4 and 5 as well.

Response to Comment No. 2:

The Companies note the Staff’s comment and advise the Staff that the disclosure in Registration Statement Amendment No. 1 has been revised in response to the Staff’s comment, in accordance with the Companies’ response letter to the Staff dated June 20, 2018. Please refer to the first and second pages of the Notice of Special Meeting of Stockholders and pages 171 to 174 of Registration Statement Amendment No. 2.

Perry J. Hindin	- 4 -

We trust that the foregoing and the revisions set forth in Schedule 13E-3 Amendment No. 2 and Registration Statement Amendment No. 2 are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 558-4312 or by email at downesr@sullcrom.com.

Very truly yours,

/s/ Robert W. Downes

cc:	Sonia Barros

Sandra Hunter Berkheimer

(Securities and Exchange Commission)

Rosemary G. Feit

(GGP Inc.)

Bryan K. Davis

(Brookfield Property Group LLC)

Joseph C. Shenker

Brian E. Hamilton

(Sullivan & Cromwell LLP)

Alan Klein

(Simpson Thacher & Bartlett LLP)

Michael J. Aiello

Matthew J. Gilroy

(Weil, Gotshal & Manges LLP)

Gilbert G. Menna

Mark S. Opper

David H. Roberts

(Goodwin Procter LLP)

Karrin Powys-Lybbe

Mile T. Kurta

(Torys LLP)